Filed by AK Steel Holding Corporation pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

The following is a joint press release issued by AK Steel Holding Corporation and Cleveland-Cliffs Inc. on February 25, 2020.

NEWS RELEASE

Cleveland-Cliffs and AK Steel Receive Favorable Recommendations from ISS and Glass Lewis for Votes to Complete Merger

CLEVELAND & WEST CHESTER, OH – February 25, 2020 – Cleveland-Cliffs Inc. (NYSE: CLF) (“Cliffs” or “Cleveland-Cliffs”) and AK Steel Holding Corporation (NYSE: AKS) (“AK Steel”) today announced that they have received recommendations from both Glass, Lewis & Co., LLC (“Glass Lewis”) and Institutional Shareholder Services, Inc. (“ISS”) to vote in favor of their proposed merger transaction. Under the pending transaction, Cliffs would acquire all of AK Steel’s outstanding shares pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) entered into by Cliffs and AK Steel providing for the merger of a subsidiary of Cliffs with and into AK Steel, with AK Steel surviving as a wholly owned subsidiary of Cliffs (the “Merger”).

The Merger is currently scheduled to close on March 13, 2020 and remains subject to adoption by AK Steel’s stockholders of the Merger Agreement and approval by Cliffs’ shareholders of the Merger Agreement and the transactions contemplated thereby, including the issuance of new Cliffs’ shares in connection with the proposed Merger. The special shareholder meeting for Cleveland-Cliffs and the special stockholder meeting for AK Steel are each scheduled to take place on Tuesday, March 10, 2020 at 11:00 a.m. Eastern time. Cliffs and AK Steel urge all shareholders to vote in favor of the proposed Merger as promptly as possible.

About Cleveland-Cliffs

Founded in 1847, Cleveland-Cliffs is the largest and oldest independent iron ore mining company in the United States. Cleveland-Cliffs is a major supplier of iron ore pellets to the North American steel industry from its mines and pellet plants located in Michigan and Minnesota. In 2020, Cleveland-Cliffs expects to be the sole producer of hot briquetted iron (HBI) in the Great Lakes region with the development of its first production plant in Toledo, Ohio. Driven by the core values of safety, social, environmental and capital stewardship, Cleveland-Cliffs’ employees endeavor to provide all stakeholders with operating and financial transparency.

About AK Steel

AK Steel is a leading producer of flat-rolled carbon, stainless and electrical steel products, primarily for the automotive, infrastructure and manufacturing, including electrical power, and distributors and converters markets. Through its subsidiaries, the company also provides customer solutions with carbon and stainless steel tubing products, hot- and cold-stamped components, and die design and tooling. Headquartered in West Chester, Ohio (Greater Cincinnati), the company has approximately 9,300 employees at manufacturing operations in the United States, Canada and Mexico, and facilities in Western Europe.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed Merger and the anticipated benefits thereof. These and other forward-looking statements reflect AK Steel’s and Cliffs’ current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AK Steel’s or Cliffs’ control.

They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed Merger on the anticipated terms and timing, including obtaining shareholder approvals and anticipated tax treatment, or at all, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of Cliffs to integrate its and AK Steel’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed Merger, (v) pending litigation relating to the proposed Merger and potential future litigation that could be instituted against AK Steel, Cliffs or their respective directors, (vi) the risk that disruptions from the proposed Merger will harm AK Steel’s or Cliffs’ business, including current plans and operations, (vii) the ability of AK Steel or Cliffs to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger, (ix) uncertainty as to the long-term value of Cliffs’ common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed Merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement (as defined below) filed with the SEC by Cliffs in connection with the proposed Merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward-looking statements or which could have a material adverse effect on AK Steel’s or Cliffs’ respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AK Steel’s and Cliffs’ respective periodic reports filed with the SEC, including AK Steel’s annual report on Form 10-K and Cliffs’ annual report on Form 10-K. Neither AK Steel nor Cliffs assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Additional Information and Where to Find It

In connection with the proposed Merger, on January 8, 2020, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as amended and as it may be supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. The Registration Statement was declared effective by the SEC on February 4, 2020. On February 4, 2020, AK Steel also filed with the SEC its definitive joint proxy statement/prospectus in connection with the proposed Merger. AK Steel and Cliffs began mailing the definitive joint proxy statement/prospectus to their respective stockholders and shareholders on or around February 5, 2020. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain copies of the Registration Statement, the definitive joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel, including the definitive joint proxy statement/prospectus, are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting its Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

Participants in the Solicitation Regarding the Proposed Merger

AK Steel and Cliffs and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the definitive joint proxy statement/prospectus and the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

Contacts

Cleveland-Cliffs

Investor Relations:

Paul Finan

Director, Investor Relations

(216) 694-6544

Media:

Patricia Persico

Director, Corporate Communications

(216) 650-0168

AK Steel

Investor Relations:

Douglas O. Mitterholzer

General Manager, Investor Relations

(513) 425-5215

Media:

Lisa H. Jester

Corporate Manager, Communications and Public Relations

(513) 425-2510

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